

Securities and Exchange Commission
Division of Corporation Finance
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
UNITED STATES OF AMERICA

24 April 2006

Re: Mobistar N.V./S.A. 12g3-2(b) File No. 82 - 4965

Ladies and Gentlemen:

Please find enclosed certain information that we are furnishing to you pursuant to Rule 12g3-2(b). The first page of each separate item of information indicates in the upper right-hand corner our file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours sincerely,

Johan Van den Cruijce
Corporate Affairs Manager

Enclosures
cc: Corey Chivers
Weil, Gotshal & Manges

5/19



Mobistar NV/SA – Kolonel Bourgstraat 149 rue Colonel Bourg
Brussel 1140 Bruxelles – tel. 02 745 71 11 – fax 02 745 70 00
www.mobistar.be – Fortis 210-0233334-04
tva-btw be 456.810.810 – RPR-RPM 0456.810.810 (Brussel-Bruxelles)

mobistar

Brussels, 20 April 2006 - In the first quarter of 2006, Mobistar saw its service revenues grow by 7%, thanks to renewal of its product range and an improved ARPU.

As at 31 March 2006, Mobistar had 2,956,465 active mobile telephony customers, which is an increase of 4% on the 2,849,210 customers recorded a year ago. Mobistar was able to produce accelerated growth of its customer base in this first quarter thanks to new offers such as Tempo Music and Best Deal.

ARPU1, which increased by 5% year-on-year, stood at EUR 38.60 per month per active customer at 31 March 2006. This favourable evolution is linked in with growth of the subscriber base, which has now exceeded 45% of the customer base.

Total service revenues reached EUR 354.3 million at 31 March 2006, an increase of 7% compared to EUR 331.3 million recorded at 31 March 2005. The total turnover, which includes mobile handset sales, increased by 8% to EUR 364.1 million at 31 March 2006.

On 31 March 2006, Mobistar numbered 6,325 ADSL customers, an increase of more than 50% compared to 31 December 2005. More than 50% of the customers chose for the innovative offer ADSL Connect, offering ADSL without a fixed-line subscription fee. Mobistar confirms its ambitions for the ADSL market by the launch of new offers. The group expects to grow the number of its customers, thanks to an offer combining mobile telephony and ADSL.

All these elements allow Mobistar to confirm his forecasted growth of revenues and net earnings over the year 2006.

Mobistar group key figures	Q1 2005	Q1 2006	variation
Total active customers (mobile telephony)	2,849,210	2,956,465	+4%
Total turnover (mio â,¬)	338.0	364.1	+8%
Total service revenues (mio â,¬)	331.3	354.3	+7%
ARPU (euros/month/active customer)	36.60	38.60	+5%

1 ARPU = Average Revenue Per User (smoothed average of the previous 12 months)